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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                            SEC File Number: 1-13263
                           CUSIP Number: 14844P 10 5
(Check One): [X]Form 10-K [_]Form 20-F [_]Form 11-K [_]Form 10-Q  [_]Form N-SAR

               For Period Ended: December 31, 2001
               [_]  Transition Report on Form 10-K
               [_]  Transition Report on Form 20-F
               [_]  Transition Report on Form 11-K
               [_]  Transition Report on Form 10-Q
               [_]  Transition Report on Form N-SAR
               For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                          Castle Dental Centers, Inc.
                          ---------------------------
                            Full Name of Registrant

                                      N/A
                                      ---
                           Former Name if Applicable

                          3701 Kirby Drive, Suite 550
                          ---------------------------
           Address of Principal Executive Office (Street and Number)

                              Houston, Texas 77098
                              --------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

               (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
                    effort or expense;
    [X]        (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
               (c)  The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has not filed its Form 10-K for the year ended December 31, 2001, because the registrant, despite its best efforts, has been unable to complete its financial statements. The registrant is in default under its credit agreements and has devoted considerable resources to structuring a plan of operations acceptable to its creditors and negotiating a restructuring of the registrant's outstanding debt. This task has been undertaken with the assistance of a new chief financial officer. In connection with this restructuring, management has identified additional expenses that may need to be recognized currently. Until the amount of these expenses can be determined, management will be unable to finalize the registrant's financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               John M. Slack        (713) 490-8601
               -------------        --------------
               (Name)            (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).
                                                           [X] Yes   [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X] Yes   [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based upon its review of the registrant's financial position undertaken in connection with its restructuring, management has determined that certain additional costs associated with the restructuring should be expensed in the fourth quarter. These costs include expenses related to the closing of unprofitable dental centers, severance payments made to personnel at such dental centers as well as the valuation of certain intangible assets. Net income also will be affected by an increase in interest expenses relating to higher effective interest rates and default interest under the registrant's credit agreements.

The registrant estimates that it will report a net loss of between $1.17 and $1.25 per share for the fourth quarter of 2001 and between $2.28 and $2.36 per share for the full year. This compares with net loss of $1.25 per share for the fourth quarter and net loss of $2.96 per share for the year ended December 31, 2000.
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                          Castle Dental Centers, Inc.
                          ---------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date April 2, 2002                       By:     /s/ John M. Slack
                                                 _____________________________
                                                 John M. Slack, Vice President